Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated October 21, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: October 21, 2011

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
http://ir.chinadrtv.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolution Adopted

at 2011 Annual General Meeting

SHANGHAI, China, October 21, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today announced resolutions adopted at its annual general meeting of shareholders held in Shanghai on October 21, 2011.

At the meeting, Acorn shareholders approved the re-election of Mr. Andrew Y. Yan and Mr. Wang Jing, as well as the election of Mr. Gordon Wang and Mr. Eric He to serve on the board of directors. Acorn’s shareholders also appointed Deloitte Touche Tohmatsu CPA Ltd. as independent auditor of the Company for fiscal year 2011.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

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